The Board of Directors                       January 2, 1997
c/o Mr. John Lufburrow, Chairman
WHG Bancshares

Re:  Year End (9/96) posted results

I have examined the annual report and related financials which arrived with your proxy materials. Steps need to be taken now to enhance share value.

You have asked for my vote in support of re-election of directors. I ask that you implement certain enhancements.

First, my comments re: the financial results take the one-time SAIF charge into account. I have backed-out the charge.

I.   Earnings. Our company earned only $224,000 net, for the Sept.
Q. Although you've had the conversion proceeds since April, earnings are poor, at only 14 cents (Q). This annual rate of only $.56 means our stock trades "rich" now, at 22 times earnings. By this measure, our stock cannot rise!




























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II.  With book of $14.34, ROE annualized is a paltry 3.9 per cent by this measure, stock cannot rise.

III. Dividend annualized of only $.20 provides for a poor current yield of only 1 1/2 percent. Stock won't rise.

IV. At $13.00 currently, our stock trades "rich" at 90 per cent of book. By this measure as well, stock is fully priced.

V. Efficiency ratio is too high at 62 per cent (annualized for the Sept. Q.). With an average of only $14.4 million in deposits per branch, perhaps the value of WHG is greater to an acquiror.








































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Recommended steps to be taken now:

I.   Share re-purchase plan, as large as regulators will allow.
Buy the stock, aggressively, even up to $14 3/8 per share (100% of book).

II. Increase the regular dividend by .01 per quarter, for the next 3 quarters only. Send a signal to investors! "Watch WHG!"

II. Pay a large "special dividend," even taxable, IF it cannot be done tax-free in April. Your present 24.1% capital ratio easily allows for $7.00 per share special dividend. This would still leave our company with a generous 12.3% capital ratio. Payment of a large special dividend would A) improve the company ROE measurably, B) make WHG for more desirable to a prospective acquiror, C) provide shareholders with substantial cash



































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for reinvestment, in any area, and D) lower the PE ratio
considerably, from 22 times earnings currently, to about 16 times
($7.00 stock dividend by reduced earnings of about .44/year).

Taken together, implementation of my suggestions I, II, & III above will have a material effect on the balance sheet and a considerable enhancement to the stock value for all shareholders.

I know you're aware of these measures - they're not new. I hope to see them all take place. For now, enclosed is my proxy vote FOR re-election of all directors.

Sincerely,


Jerome Davis
(Signature)






























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